Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2021

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2021 and December 31, 2020
(Unaudited)

	September 30, 2021	December 31, 2020
	(in millions)
ASSETS
Cash and cash equivalents	$7,149	$8,785
Restricted cash	765	844
Trade receivables, net	439	506
Financing receivables, net	17,943	18,457
Inventories, net	7,687	6,022
Property, plant and equipment, net	4,556	4,923
Investments in unconsolidated subsidiaries and affiliates	578	529
Investments at fair value through profit and loss	274	392
Equipment under operating leases	1,851	1,978
Goodwill, net	1,918	1,924
Other intangible assets, net	776	772
Deferred tax assets	1,375	1,451
Derivative assets	159	160
Other assets	2,223	1,976
Total Assets	$47,693	$48,719
LIABILITIES AND EQUITY
Debt	23,749	26,053
Trade payables	6,273	6,357
Deferred tax liabilities	94	112
Pension, postretirement and other postemployment benefits	1,427	1,617
Derivative liabilities	131	139
Other liabilities	9,727	9,412
Total Liabilities	$41,401	$43,690
Redeemable noncontrolling interest	47	40
Common shares, €0.01, par value; outstanding 1,354,294,867 common shares and 371,239,479 loyalty program special voting shares at 9/30/2021; and outstanding 1,353,910,471 common shares and 371,328,154 loyalty program special voting shares at 12/31/2020	25	25
Treasury stock, at cost; 10,105,329 common shares at 9/30/2021 and 10,489,725 common shares at 12/31/2020	(105)	(109)
Additional paid in capital	4,427	4,388
Retained earnings	4,514	3,279
Accumulated other comprehensive loss	(2,628)	(2,676)
Noncontrolling interests	12	82
Total Equity	$6,245	$4,989
Total Liabilities and Equity	$47,693	$48,719

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Revenues
Net sales	$7,537	$6,107	$23,070	$16,250
Finance, interest and other income	435	385	1,286	1,281
Total Revenues	$7,972	$6,492	$24,356	$17,531
Costs and Expenses
Cost of goods sold	6,235	5,178	18,835	14,706
Selling, general and administrative expenses	560	501	1,722	1,511
Research and development expenses	290	226	882	643
Restructuring expenses	22	7	32	19
Interest expense	143	161	451	512
Goodwill impairment charge	—	—	—	585
Other, net	352	1,388	650	290
Total Costs and Expenses	$7,602	$7,461	$22,572	$18,266
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	370	(969)	1,784	(735)
Income tax (expense) benefit	(79)	15	(424)	78
Equity in income of unconsolidated subsidiaries and affiliates	38	22	93	32
Net income (loss)	$329	$(932)	$1,453	$(625)
Net income attributable to noncontrolling interests	6	10	32	32
Net income (loss) attributable to CNH Industrial N.V.	$323	$(942)	$1,421	$(657)
Earnings (loss) per share attributable to common shareholders
Basic	$0.24	$(0.70)	$1.05	$(0.49)
Diluted	$0.24	$(0.70)	$1.04	$(0.49)
Cash dividends declared per common share	$—	$—	$0.132	$—

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Net income (loss)	$329	$(932)	$1,453	$(625)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	40	30	(33)	87
Changes in retirement plans’ funded status	13	(15)	(21)	(43)
Foreign currency translation	(34)	(221)	172	(697)
Share of other comprehensive income (loss) of entities using the equity method	(46)	12	(67)	(2)
Other comprehensive income (loss), net of tax	(27)	(194)	51	(655)
Comprehensive income (loss)	302	(1,126)	1,504	(1,280)
Less: Comprehensive income attributable to noncontrolling interests	7	13	35	33
Comprehensive income (loss) attributable to CNH Industrial N.V.	$295	$(1,139)	$1,469	$(1,313)

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2021 and 2020
(Unaudited)

	Nine Months Ended September 30,
	2021	2020
	(in millions)
Operating activities:
Net income (loss)	$1,453	$(625)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	452	460
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	405	390
(Gain) loss on disposal of assets	(43)	6
Loss on repurchase of notes	8	—
Undistributed loss of unconsolidated subsidiaries	(12)	—
Goodwill impairment charge	—	585
Other non-cash items(1)	218	276
Changes in operating assets and liabilities:
Provisions	165	(127)
Deferred income taxes	(9)	(245)
Trade and financing receivables related to sales, net	453	1,745
Inventories, net	(1,477)	753
Trade payables	130	(543)
Other assets and liabilities	149	88
Net cash provided by operating activities	$1,892	$2,763
Investing activities:
Additions to retail receivables	(3,704)	(3,235)
Collections of retail receivables	3,335	2,959
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	16	3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(364)	(229)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(888)	(761)
Other	19	(281)
Net cash used in investing activities	$(1,586)	$(1,544)
Financing activities:
Proceeds from long-term debt	8,801	7,510
Payments of long-term debt	(10,034)	(7,785)
Net increase (decrease) in other financial liabilities	(275)	423
Dividends paid	(184)	(4)
Net cash provided by (used in) financing activities	$(1,692)	$144
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(329)	(3)
Increase (decrease) in cash and cash equivalents and restricted cash	(1,715)	1,360
Cash and cash equivalents and restricted cash, beginning of year	9,629	5,773
Cash and cash equivalents and restricted cash, end of period	$7,914	$7,133
(1) In the nine months ended September 30, 2021 and 2020, this item includes pre-tax loss of $118 million and pre-tax gain of $268 million, respectively, from the remeasurement at fair value of the investment in Nikola Corporation.

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2021
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2021	$25	$(109)	$4,388	$3,279	$(2,676)	$82	$4,989	$40
Net income	—	—	—	408	—	15	423	2
Other comprehensive income (loss), net of tax	—	—	—	—	38	2	40	—
Dividends paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	4	(4)	—	—	—	—	—
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(2)	—	—	—	(2)	—
Balance, March 31, 2021	$25	$(105)	$4,397	$3,687	$(2,638)	$99	$5,465	$41
Net income	—	—	—	690	—	5	695	4
Other comprehensive income (loss), net of tax	—	—	—	—	38	—	38	—
Dividends paid	—	—	—	(180)	—	(1)	(181)	(1)
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(1)	—	—	(1)	(2)	—
Balance, June 30, 2021	$25	$(105)	$4,411	$4,197	$(2,600)	$102	$6,030	$44
Net income	—	—	—	323	—	2	325	4
Other comprehensive income (loss), net of tax	—	—	—	—	(28)	1	(27)	—
Dividends paid	—	—	—	—	—	(90)	(90)	(1)
Share-based compensation expense	—	—	16	—	—	—	16	—
Other changes	—	—	—	(6)	—	(3)	(9)	—
Balance, September 30, 2021	$25	$(105)	$4,427	$4,514	$(2,628)	$12	$6,245	$47

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2020
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2020, as previously reported	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35
Adoption of ASC 326	—	—	—	(36)	—	—	(36)	—
Balance, January 1, 2020 as recast	25	(154)	4,404	3,772	(2,002)	40	6,085	35
Net income (loss)	—	—	—	(65)	—	9	(56)	2
Other comprehensive income (loss), net of tax	—	—	—	—	(399)	(2)	(401)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Decrease in noncontrolling interest due to the change of ownership	—	—	(5)	—	—	(4)	(9)	—
Share-based compensation expense	—	—	5	—	—	—	5	—
Other changes	—	—	(3)	—	—	1	(2)	—
Balance, March 31, 2020	$25	$(154)	$4,401	$3,707	$(2,401)	$44	$5,622	$36
Net income	—	—	—	350	—	7	357	4
Other comprehensive income (loss), net of tax	—	—	—	—	(59)	—	(59)	—
Dividends paid	—	—	—	—	—	—	—	(2)
Common shares issued from treasury stock and capital increase for share-based compensation	—	14	(14)	—	—	—	—	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	1	—	—	—	1	—
Balance, June 30, 2020	$25	$(140)	$4,392	$4,057	$(2,460)	$51	$5,925	$38
Net income (loss)	—	—	—	(942)	—	6	(936)	4
Other comprehensive income (loss), net of tax	—	—	—	—	(197)	3	(194)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Share-based compensation expense	—	—	3	—	—	—	3	—
Other changes	—	—	2	—	—	(1)	1	—
Balance, September 30, 2020	$25	$(140)	$4,397	$3,115	$(2,657)	$59	$4,799	$41

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2020. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. The COVID-19 pandemic has resulted in uncertainties in the Company's business, which may cause actual results to differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with goodwill, indefinite life intangibles, definite life intangibles, long-lived impairment tests, determination of discount rates and other assumptions for pension and other post-retirement benefit expense and income taxes. Changes in estimates are recorded in results of operations in the period during which the events or circumstances giving rise to such changes occur.

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2021
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation when there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The Company adopted ASU 2019-12 on January 1, 2021. The adoption did not have a material impact on our consolidated financial statements.
Not Yet Adopted
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying

U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of September 30, 2021. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
Revenue Contract Assets and Liabilities Acquired in a Business Combination
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"). ASU 2021-08 requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (Topic 606) as applied by the acquiree to determine what to record for the acquired revenue contract assets and liabilities instead of at fair value on the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the timing of adoption and its impact to our consolidated financial statements.
3. REVENUE
The following table summarizes revenues for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
	2021	2020
	(in millions)
Agriculture	$3,563	$2,713
Construction	773	576
Commercial and Specialty Vehicles	2,879	2,371
Powertrain	953	909
Eliminations and Other	(631)	(462)
Total Industrial Activities	$7,537	$6,107
Financial Services	450	408
Eliminations and Other	(15)	(23)
Total Revenues	$7,972	$6,492

	Nine Months Ended September 30,
	2021	2020
	(in millions)
Agriculture	$10,571	$7,498
Construction	2,237	1,418
Commercial and Specialty Vehicles	8,904	6,131
Powertrain	3,474	2,425
Eliminations and Other	(2,116)	(1,222)
Total Industrial Activities	$23,070	$16,250
Financial Services	1,337	1,338
Eliminations and Other	(51)	(57)
Total Revenues	$24,356	$17,531

The following table disaggregates revenues by major source for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
	2021	2020
	(in millions)
Revenues from:
Sales of goods	$7,284	$5,874
Rendering of services and other revenues	172	158
Rents on assets sold with a buy-back commitment	81	75
Revenues from sales of goods and services	7,537	6,107
Finance and interest income	259	228
Rents and other income on operating lease	176	157
Finance, interest and other income	435	385
Total Revenues	$7,972	$6,492

	Nine Months Ended September 30,
	2021	2020
	(in millions)
Revenues from:
Sales of goods	$22,322	$15,575
Rendering of services and other revenues	505	440
Rents on assets sold with a buy-back commitment	243	235
Revenues from sales of goods and services	23,070	16,250
Finance and interest income	737	755
Rents and other income on operating lease	549	526
Finance, interest and other income	1,286	1,281
Total Revenues	$24,356	$17,531
Contract liabilities recorded in Other liabilities were $1,387 million and $1,381 million at September 30, 2021 and December 31, 2020, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended September 30, 2021 and 2020, revenues included $103 million and $107 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2021 and 2020, revenues included $377 million and $365 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
At September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.8 billion ($2.2 billion as of December 31, 2020). The Company expects to recognize revenue on approximately 36% and 82% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 32% and 77% as of December 31, 2020), with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	September 30, 2021	December 31, 2020
	(in millions)
Restricted cash	$689	$703
Financing receivables	8,888	8,974
Total Assets	$9,577	$9,677
Debt	$8,691	$8,835
Total Liabilities	$8,691	$8,835

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.
A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Basic:
Net income attributable to CNH Industrial	$323	$(942)	$1,421	$(657)
Weighted average common shares outstanding—basic	1,354	1,351	1,354	1,351
Basic earnings (loss) per share	$0.24	$(0.70)	$1.05	$(0.49)
Diluted:
Net income attributable to CNH Industrial	$323	$(942)	$1,421	$(657)
Weighted average common shares outstanding—basic	1,354	1,351	1,354	1,351
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	7	—	6	—
Weighted average common shares outstanding—diluted	1,361	1,351	1,360	1,351
Diluted earnings (loss) per share	$0.24	$(0.70)	$1.04	$(0.49)
(1) For the three and nine months ended September 30, 2021, 131 thousand and 252 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and nine months ended September 30, 2020, the assumed exercise of stock-based compensation awards was not considered because the impact would be anti-dilutive.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2021 and 2020:

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2021	2020	2021	2020	2021	2020
	(in millions)
Service cost	$5	$5	$1	$1	$5	$4
Interest cost	6	11	1	3	—	—
Expected return on assets	(16)	(20)	(1)	(2)	—	—
Amortization of:
Prior service credit	—	—	(35)	(33)	—	—
Actuarial loss	7	11	1	1	—	—
Net periodic benefit cost	$2	$7	$(33)	$(30)	$5	$4

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020	2021	2020
	(in millions)
Service cost	$16	$16	$3	$3	$15	$12
Interest cost	17	34	4	8	—	1
Expected return on assets	(49)	(62)	(5)	(5)	—	—
Amortization of:
Prior service credit	—	—	(100)	(98)	—	—
Actuarial loss	23	31	3	2	—	—
Net periodic benefit cost	$7	$19	$(95)	$(90)	$15	$13
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from Other Comprehensive Income ("OCI") to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and nine months ended September 30, 2021 and 2020, $30 million and $90 million of amortization (“Benefit Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended September 30, 2021 and 2020 were 21.4% and 1.5%, respectively. The effective tax rates for the nine months ended September 30, 2021 and 2020 were 23.8% and 10.6%, respectively. The 2021 effective tax rates for both the three months and the nine months ended September 30, 2021 were favorably impacted by changes to the Company’s expected geographic mix of pre-tax earnings and net discrete tax benefits. For both the three- and nine-month periods, these favorable impacts were partially offset by the effect of the Nikola fair market value remeasurement losses being discretely taxed at a low rate in accordance with the applicable jurisdictional tax laws. The effective tax rate for the three months ended September 30, 2020 reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions, and the minimal discrete tax benefit related to the $1,207 million loss due to the remeasurement to fair value of the Company’s investment in Nikola Corporation, which was calculated in accordance with the applicable jurisdictional tax laws, the effects of which were partly offset by net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of certain deferred tax assets, primarily based on recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. The effective tax rate for the nine months ended September 30, 2020 reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s construction equipment segment, the effects of which were partly offset by the minimal discrete tax charge related to the pre-tax income of $268 million due to the remeasurement to fair value of the Company’s investment in Nikola Corporation, which was calculated in accordance with the applicable jurisdictional tax laws, and the effect of net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of certain deferred tax assets, primarily based on recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions.
As in all financial reporting periods, the Company assessed the realizability of its deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. No assessment changes occurred during the three-month period ended September 30, 2021. However, the positive earnings trend of the Company’s industrial operations in Brazil continued during the three months ended September 30, 2021 and the Company is forecasting full year 2021 pre-tax profits for these operations. Additionally, during the last three months of 2021, the Company expects to update its long-term forecast with respect to these operations. Based on this information, it is possible that a change in the assessment could occur with respect to recognizing the deferred tax assets of these operations within the next twelve months, possibly during the last quarter of 2021. Such an assessment change would likely have a material impact on the Company’s results of operations consistent with disclosures previously made in the Company’s annual report on Form 20-F for the year ended December 31, 2020.
The Company operates in many jurisdictions around the world and is routinely subject to income tax audits. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible the Company’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on the Company’s results of operations, balance sheet, or cash flows.

8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as "Industrial Activities".
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT. The Company believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities is defined as net income (loss) before: Income taxes, Financial Services' results, Industrial Activities’ interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure, for the three and nine months ended September 30, 2021 and 2020.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Agriculture	$415	$274	$1,396	$501
Construction	21	(24)	70	(194)
Commercial and Specialty Vehicles	51	(7)	227	(219)
Powertrain	44	60	233	123
Unallocated items, eliminations and other	(62)	(65)	(213)	(179)
Total Adjusted EBIT of Industrial Activities	$469	$238	$1,713	$32
Financial Services Net Income	118	56	308	189
Financial Services Income Taxes	39	24	102	74
Interest expense of Industrial Activities, net of interest income and eliminations	(55)	(63)	(180)	(181)
Foreign exchange gains (losses), net of Industrial Activities	(8)	(17)	(30)	(22)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	34	29	104	85
Restructuring expense of Industrial Activities	(22)	(7)	(32)	(19)
Goodwill impairment charge	—	—	—	(585)
Other discrete items of Industrial Activities(2)	23	—	10	(544)
Nikola investment fair value adjustment	(190)	(1,207)	(118)	268
Income (loss) before taxes	$408	$(947)	$1,877	$(703)
Income tax (expense) benefit	(79)	15	(424)	78
Net income (loss)	$329	$(932)	$1,453	$(625)
(1) In the three months ended September 30, 2021, and 2020 this item includes the pre-tax gain of $30 million and $30 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the nine months ended September 30, 2021, and 2020 this item includes the pre-tax gain of $90 million and $90 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2) In the three months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. This item also includes $30 million separation costs in connection with the spin-off of the Iveco Group business. In the nine months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. This item also includes $39 million separation costs in connection with the spin-off of the Iveco Group business. In the nine months ended September 30, 2020, this item mainly included impairment of intangible and other long-lived asset optimization assets, as well as asset optimization charges.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of September 30, 2021 and December 31, 2020 is as follows:

	September 30, 2021	December 31, 2020
	(in millions)
Retail	$9,472	$9,257
Wholesale	8,392	9,127
Other	79	73
Total	$17,943	$18,457

The Company assesses and monitors the credit quality of its portfolio based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the three and nine months ended September 30, 2021. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Rest of World.
The aging of financing receivables as of September 30, 2021 and December 31, 2020 is as follows (in millions):

	September 30, 2021
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2021					$2,220	$—	$2,220
2020					1,946	1	1,947
2019					1,048	1	1,049
2018					643	1	644
2017					305	1	306
Prior to 2017					129	1	130
Total	$9	$—	$9	$6,282	$6,291	$5	$6,296
South America
2021					$627	$—	$627
2020					573	1	574
2019					320	1	321
2018					206	1	207
2017					112	—	112
Prior to 2017					77	—	77
Total	$7	$—	$7	$1,908	$1,915	$3	$1,918
Rest of World
2021					$411	$—	$411
2020					399	4	403
2019					184	1	185
2018					117	1	118
2017					54	—	54
Prior to 2017					5	—	5
Total	$11	$10	$21	$1,149	$1,170	$6	$1,176
Europe	$—	$—	$—	$82	$82	$—	$82
Total Retail	$27	$10	$37	$9,421	$9,458	$14	$9,472
Wholesale
North America	$—	$—	$—	$2,565	$2,565	$—	$2,565
South America	—	—	—	536	536	27	563
Rest of World	2	1	3	659	662	1	663
Europe	—	—	—	4,601	4,601	—	4,601
Total Wholesale	$2	$1	$3	$8,361	$8,364	$28	$8,392

	December 31, 2020
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2020					$2,619	$—	$2,619
2019					1,571	1	1,572
2018					1,033	1	1,034
2017					543	1	544
2016					262	1	263
Prior to 2016					81	—	81
Total	$29	$—	$29	$6,080	$6,109	$4	$6,113
South America
2020					$792	$1	$793
2019					448	3	451
2018					299	4	303
2017					173	2	175
2016					86	1	87
Prior to 2016					71	1	72
Total	$4	$1	$5	$1,864	$1,869	$12	$1,881
Rest of World
2020					$544	$—	$544
2019					270	1	271
2018					195	1	196
2017					117	1	118
2016					39	—	39
Prior to 2016					2	—	2
Total	$7	$4	$11	$1,156	$1,167	$3	$1,170
Europe	$—	$—	$—	$93	$93	$—	$93
Total Retail	$40	$5	$45	$9,193	$9,238	$19	$9,257
Wholesale
North America	$—	$—	$—	$2,722	$2,722	$31	$2,753
South America	—	—	—	537	537	42	579
Rest of World	3	—	3	542	545	—	545
Europe	—	—	—	5,250	5,250	—	5,250
Total Wholesale	$3	$—	$3	$9,051	$9,054	$73	$9,127

Allowance for credit losses activity for the three and nine months ended September 30, 2021 is as follows (in millions):

	Three Months Ended September 30, 2021
	Retail	Wholesale
Opening Balance	$357	$182
Provision	6	(3)
Charge-offs, net of recoveries	(20)	—
Foreign currency translation and other	(8)	(6)
Ending Balance	$335	$173

	Nine Months Ended September 30, 2021
	Retail	Wholesale
Opening Balance	$381	$174
Provision	11	4
Charge-offs, net of recoveries	(39)	(3)
Foreign currency translation and other	(18)	(2)
Ending Balance	$335	$173

At September 30, 2021, the allowance for credit losses includes a continued reassessment of the outlook by region regarding the impact of the COVID-19 pandemic on credit conditions. The Company continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general, and administrative expenses.
At both September 30, 2020 and December 31, 2020, the allowance for credit losses was based on the Company's expectation of deteriorating credit conditions related to the COVID-19 pandemic.
Allowance for credit losses activity for the three and nine months ended September 30, 2020 and for the year ended December 31, 2020 is as follows (in millions):

	Three Months Ended September 30, 2020
	Retail	Wholesale
Opening Balance	$326	$159
Provision	28	6
Charge-offs, net of recoveries	(18)	(4)
Foreign currency translation and other	3	6
Ending Balance	$339	$167

	Nine Months Ended September 30, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision	82	23
Charge-offs, net of recoveries	(62)	(5)
Foreign currency translation and other	(15)	(1)
Ending Balance	$339	$167

	Twelve Months Ended December 31, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision	113	27
Charge-offs, net of recoveries	(56)	(14)
Foreign currency translation and other	(10)	11
Ending Balance	$381	$174
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns persist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of September 30, 2021, the Company had 187 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $5 million and the post-modification value was $5 million. Additionally, the Company had 337 accounts with a balance of $24 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2020, the Company had 254 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value was $8 million and the post-modification value was $7 million. Additionally, the Company had 394 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended September 30, 2021 and 2020.
As of September 30, 2021 and 2020, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $79 million and $96 million, respectively, and the post-modification value was $72 million and $89 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2021 and 2020.
As of September 30, 2021 and 2020, the Company’s wholesale TDR were immaterial.

Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At September 30, 2021 and December 31, 2020, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2021	December 31, 2020
Retail note and finance lease receivables	$6,646	$6,224
Wholesale receivables	5,205	7,011
Total	$11,851	$13,235
10. INVENTORIES
Inventories as of September 30, 2021 and December 31, 2020 consist of the following:

	September 30, 2021	December 31, 2020
	(in millions)
Raw materials	$2,108	$1,525
Work-in-process	1,461	622
Finished goods	4,118	3,875
Total inventories	$7,687	$6,022
11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. For these leases the Company recognized, on a straight-line basis over the lease term, lease expense of $2 million and $3 million in the three months ended September 30, 2021 and 2020, respectively, and $8 million and $9 million in the nine months ended September 30, 2021 and 2020, respectively.

For the three and nine months ended September 30, 2021 the Company incurred operating lease expenses of $37 million and $113 million, respectively. For the three and nine months ended September 30, 2020, the Company incurred operating lease expenses of $35 million and $105 million, respectively.
At September 30, 2021, the Company has recorded approximately $404 million of right-of-use assets and $402 million of related lease liability included in Other Assets and Other Liabilities, respectively. At September 30, 2021, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.1 years and 3.0%, respectively.
During the nine months ended September 30, 2021 and 2020 leased assets obtained in exchange for operating lease obligations were $74 million and $66 million, respectively. The operating cash outflow for amounts included in the measurement of operating lease obligations was $114 million and $106 million as of September 30, 2021 and 2020, respectively.
Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2021 and December 31, 2020 is as follows:

	September 30, 2021	December 31, 2020
	(in millions)
Equity method	$534	$514
Cost method	44	15
Total	$578	$529
During the three months ended September 30, 2021, CNH Industrial sold a 30.1% ownership interest in Naveco (Nanjing Iveco Motor Co.) retaining 19.9% interest, resulting in the discontinuation of the equity method of accounting. The sale resulted in a pre- and after-tax gain of $42 million which is included in Other, Net.
At September 30, 2021, Investments in unconsolidated subsidiaries and affiliates also included SAIC IVECO Commercial Vehicle Investment Company Limited for $88 million ($8 million at December 31, 2020), whose carrying value at September 30, 2021 included the accrual of dividends to be received from SAIC Fiat Powertrain Hongyan Co. Ltd.
13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the nine months ended September 30, 2021 are as follows:

	Agriculture	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2021	$1,695	$65	$7	$157	$1,924
Foreign currency translation and other	(2)	(3)	—	(1)	(6)
Balance at September 30, 2021	$1,693	$62	$7	$156	$1,918

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs that would indicate it is more likely than not that the fair value of a reporting unit is less than book value. CNH Industrial performed its most recent annual impairment review as of December 31, 2020. At that date, the estimated fair values of the Agriculture and Financial Services reporting units exceeded the carrying value by approximately 270% and 51%, respectively.

As of September 30, 2021 and December 31, 2020, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2021			December 31, 2020
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$308	$246	$62	$311	$241	$70
Patents, concessions, licenses and other	5-25	2,134	1,693	441	2,107	1,678	429
		2,442	1,939	503	2,418	1,919	499
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,715	$1,939	$776	$2,691	$1,919	$772
CNH Industrial recorded amortization expense of $27 million and $25 million for the three months ended September 30, 2021 and 2020, respectively, and $83 million and $72 million for the nine months ended September 30, 2021 and 2020, respectively.
14. OTHER LIABILITIES
A summary of Other liabilities as of September 30, 2021 and December 31, 2020 is as follows:

	September 30, 2021	December 31, 2020
	(in millions)
Advances on buy-back agreements	$1,149	$1,355
Warranty and campaign programs	1,003	995
Marketing and sales incentive programs	1,514	1,324
Tax payables	745	654
Accrued expenses and deferred income	659	672
Accrued employee benefits	880	681
Lease liabilities	402	453
Legal reserves and other provisions	317	332
Contract reserve	390	389
Contract liabilities(1)	1,387	1,381
Restructuring reserve	69	76
Other	1,212	1,100
Total	$9,727	$9,412
(1)Contract liabilities include $705 million and $740 million at September 30, 2021 and December 31, 2020, respectively, for future rents related to buy-back agreements.

Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2021 and 2020 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Balance at beginning of period	$1,026	$903	$995	$919
Current year additions	188	180	601	522
Claims paid	(172)	(171)	(523)	(493)
Currency translation adjustment and other	(39)	20	(70)	(16)
Balance at end of period	$1,003	$932	$1,003	$932
Restructuring Expense
The Company incurred restructuring expenses of $22 million and $7 million during the three months ended September 30, 2021 and 2020, respectively. The Company incurred restructuring expenses of $32 million and $19 million during the nine months ended September 30, 2021 and 2020, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of September 30, 2021 and December 31, 2020, environmental reserves of approximately $29 million and $32 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of September 30, 2021 and December 31, 2020 totaling of $495 million and $615 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $8.3 billion and $6.3 billion at September 30, 2021 and December 31, 2020, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2021 and 2020.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2021 and December 31, 2020 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives.

The total notional amount of CNH Industrial’s interest rate derivatives was approximately $7.3 billion and $7.5 billion at September 30, 2021 and December 31, 2020, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At September 30, 2021, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1,230 million.
With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.

Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges recognized in accumulated other comprehensive income (loss) and net income (loss) during the three and nine months ended September 30, 2021 and 2020 (in millions):

		Recognized in Net Income
For the Three Months Ended September 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2021
Foreign exchange contracts	$27
		Net sales	1
		Cost of goods sold	(9)
		Other, Net	—
Interest rate contracts	8	Interest expense	1
Total	$35		$(7)
2020
Foreign exchange contracts	$40
		Net sales	(4)
		Cost of goods sold	12
		Other, Net	1
Interest rate contracts	8	Interest expense	(1)
Total	$48		$8

		Recognized in Net Income
For the Nine Months Ended September 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2021
Foreign exchange contracts	$(54)
		Net sales	(2)
		Cost of goods sold	18
		Other, Net	(6)
Interest rate contracts	33	Interest expense	(2)
Total	$(21)		$8
2020
Foreign exchange contracts	$106
		Net sales	(5)
		Cost of goods sold	(7)
		Other, Net	11
Interest rate contracts	(11)	Interest expense	(4)
Total	$95		$(5)

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the nine months ended September 30, 2021 and 2020:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2020	$(5)	$(1)	$(6)
Net changes in fair value of derivatives	(21)	(4)	(25)
Net losses reclassified from accumulated other comprehensive income into income	(8)	—	(8)
Accumulated derivative net losses as of September 30, 2021	$(34)	$(5)	$(39)

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
Net changes in fair value of derivatives	95	(9)	86
Net losses reclassified from accumulated other comprehensive income into income	5	(4)	1
Accumulated derivative net losses as of September 30, 2020	$38	$(5)	$33

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions):

		For the Three Months Ended September 30,
	Classification of Gain	2021	2020
Fair Value Hedges
Interest rate derivatives	Interest expense	$(6)	$(5)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$36	$6

		For the Nine Months Ended September 30,
	Classification of Gain	2021	2020
Fair Value Hedges
Interest rate derivatives	Interest expense	$(28)	$37

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(40)	$160

The fair values of CNH Industrial’s derivatives as of September 30, 2021 and December 31, 2020 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2021		December 31, 2020
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	60	Derivative assets	77
Foreign currency contracts	Derivative assets	45	Derivative assets	67
Total derivative assets designated as hedging instruments		105		144
Interest rate contracts	Derivative liabilities	24	Derivative liabilities	46
Foreign currency contracts	Derivative liabilities	82	Derivative liabilities	62
Total derivative liabilities designated as hedging instruments		106		108
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	7	Derivative assets	—
Foreign currency contracts	Derivative assets	47	Derivative assets	16
Total derivative assets not designated as hedging instruments		54		16
Interest rate contracts	Derivative liabilities	7	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	18	Derivative liabilities	31
Total derivative liabilities not designated as hedging instruments		25		31
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and December 31, 2020:

	Level 1		Level 2		Total
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$92	$83	$92	$83
Interest rate derivatives	—	—	67	77	67	77
Investments at fair value through profit & loss	274	392	—	—	274	392
Total Assets	$274	$392	$159	$160	$433	$552
Liabilities
Foreign exchange derivatives	$—	$—	$100	$93	$100	$93
Interest rate derivatives	—	—	31	46	31	46
Total Liabilities	$—	$—	$131	$139	$131	$139

The line item “Investments at fair value through profit & loss” includes the fair value of the approximately 6.5% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. The market price of Nikola shares on the NASDAQ (ticker "NKLA") as of September 30, 2021 was $10.67, determining a value of $274 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. As a consequence, at September 30, 2021 the Company recorded a pre-tax loss of $118 million ($117 million after tax), from the remeasurement at fair value of the investment in Nikola, recorded in the line item “Other, net”.

Items Measured at Fair Value on a Non-Recurring Basis
During the second quarter of 2020, the Company recorded property and equipment impairments of $163 million related to Agriculture ($111 million), Construction ($45 million) and Commercial and Specialty Vehicles ($7 million). The impairments were the result of declines in forecasted performance that indicated it was probable that the future cash flows would not cover the carrying amount of assets used in manufacturing equipment of the respective segments. In addition, the Company recorded impairments during the second quarter of 2020 of $27 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment.
No impairments were recorded during the three and nine months ended September 30, 2021.
The following tables present the fair value for nonrecurring Level 3 measurements from impairments as of September 30, 2021 and 2020:

	Fair Value		Losses
	2021	2020	2021	2020
	(in millions)
Property, plant and equipment	$—	$107	$—	$163
Other intangible assets	$—	$—	$—	$92
The following is a description of the valuation methodologies the Company uses to non-monetary assets at fair value:
Property, plant, and equipment, net: The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on a cost approach. The inputs include replacement cost estimates adjusted for physical deterioration and economic obsolescence.
Other intangible assets, net: The impairments are measured at the lower of the carrying amount or fair value. The valuations were based on the income approach (discounted cash flows). The inputs include estimates of future cash flows.
Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021		December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$17,943	$18,223	$18,457	$18,726
Debt	$23,749	$24,175	$26,053	$26,630
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended September 30, 2021
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$41	$(1)	$40
Changes in retirement plans’ funded status	15	(2)	13
Foreign currency translation	(34)	—	(34)
Share of other comprehensive income (loss) of entities using the equity method	(46)	—	(46)
Other comprehensive income (loss)	$(24)	$(3)	$(27)

	Nine Months Ended September 30, 2021
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(29)	$(4)	$(33)
Changes in retirement plans’ funded status	(34)	13	(21)
Foreign currency translation	172	—	172
Share of other comprehensive income (loss) of entities using the equity method	(67)	—	(67)
Other comprehensive income	$42	$9	$51

	Three Months Ended September 30, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$40	$(10)	$30
Changes in retirement plans’ funded status	(21)	6	(15)
Foreign currency translation	(221)	—	(221)
Share of other comprehensive income (loss) of entities using the equity method	12	—	12
Other comprehensive income (loss)	$(190)	$(4)	$(194)

	Nine Months Ended September 30, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$100	$(13)	$87
Changes in retirement plans’ funded status	(63)	20	(43)
Foreign currency translation	(697)	—	(697)
Share of other comprehensive income (loss) of entities using the equity method	(2)	—	(2)
Other comprehensive income (loss)	$(662)	$7	$(655)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2020	$(54)	$(650)	$(1,145)	$(153)	$(2,002)
Other comprehensive income (loss), before reclassifications	86	43	(697)	(2)	(570)
Amounts reclassified from other comprehensive income	1	(86)	—	—	(85)
Other comprehensive income (loss)*	87	(43)	(697)	(2)	(655)
Balance, September 30, 2020	$33	$(693)	$(1,842)	$(155)	$(2,657)

Balance, January 1, 2021	$(6)	$(653)	$(1,884)	$(133)	$(2,676)
Other comprehensive income (loss), before reclassifications	(25)	82	169	(67)	159
Amounts reclassified from other comprehensive income	(8)	(103)	—	—	(111)
Other comprehensive income (loss)*	(33)	(21)	169	(67)	48
Balance, September 30, 2021	$(39)	$(674)	$(1,715)	$(200)	$(2,628)
(*)Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $3 million and $0 million for the nine months ended September 30, 2021 and 2020, respectively.
Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2021 and 2020 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Cash flow hedges	$(1)	$4	$2	$5	Net sales
	9	(12)	(18)	7	Cost of goods sold
	—	(1)	6	(11)	Other, net
	(1)	1	2	4	Interest expense
	(1)	—	—	(4)	Income taxes
	$6	$(8)	$(8)	$1
Change in retirement plans’ funded status:
Amortization of actuarial losses	$8	$12	$26	$33	*
Amortization of prior service cost	(35)	(33)	(100)	(98)	*
	(15)	(6)	(29)	(21)	Income taxes
	$(42)	$(27)	$(103)	$(86)
Total reclassifications, net of tax	$(36)	$(35)	$(111)	$(85)
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
As of September 30, 2021 CNH Industrial’s related parties were primarily EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over including Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"). As of

September 30, 2021, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2021. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company. As of September 30, 2021, and December 31, 2020, among other things, EXOR N.V. managed a portfolio that includes the investment in Stellantis. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2021 and 2020.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the three and nine months ended September 30, 2021 and 2020, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from Stellantis subsidiaries. Furthermore, CNH Industrial and Stellantis engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Net sales	$50	$155	$412	$398
Cost of goods sold	$102	$59	$228	$146
Selling, general and administrative expenses	$35	$33	$99	$89

	September 30, 2021	December 31, 2020
	(in millions)
Trade receivables	$5	$8
Trade payables	$68	$85

Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Net sales	$229	$274	$911	$702
Cost of goods sold	$122	$93	$364	$248

	September 30, 2021	December 31, 2020
	(in millions)
Trade receivables	$13	$170
Trade payables	$68	$98
At September 30, 2021 and December 31, 2020, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $191 million and $259 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At September 30, 2021 and December 31, 2020, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $292 million and $323 million, respectively, related to CNH Industrial Capital Europe S.a.S.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP or EU-IFRS.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT of Industrial Activities
Adjusted EBIT of Industrial Activities is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. Such non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net Cash (Debt) and Net Cash (Debt) of Industrial Activities
Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
A. Operating Results
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Supplemental Information” within this section, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
COVID-19 Effects and Actions
The COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread continue to affect CNH Industrial’s business, results, cash flow and outlook. Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows us to operate in support of our dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
We remain cautious about future impacts on CNH Industrial’s end-markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows in 2021. For additional risks related to the COVID-19 pandemic, see "Item 3 - Key Information - D. Risk Factors - COVID-19 Risks" in our 2020 annual report on Form 20-F.
Planned Spin-off of On-Highway Business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles, powertrain, and the related financial services business), now named "Iveco Group", and "Off-Highway" (agriculture, construction, and the related financial services business) businesses in early 2022. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s assets (mainly equity interests) and liabilities relating to Iveco Group to a company (Iveco Group N.V.), whose shares will be allotted to CNH Industrial N.V. shareholders on a pro rata basis. Iveco Group N.V.'s common shares will be admitted by Borsa Italiana to the listing and trading on Euronext Milan by the effective date of the Spin-off. Execution of the transaction is subject to various regulatory approvals, admission to listing on Euronext Milan, and the approval of our shareholders at an Extraordinary General Meeting.

Proposed Acquisition of Raven Industries

On June 21, 2021, the Company announced that it entered into an agreement and plan of merger to acquire 100% of the capital stock of Raven Industries, Inc. ("Raven") for $58 per share, representing a $2.1 billion enterprise value. The transaction will be funded with available cash on hand of CNH Industrial. Closing is expected to occur in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, geomembrane, construction, commercial lighter-than-air, and aerospace and defense markets. Raven markets its products around the world and has its principal operations in the United States of America.

Global Supply Chain Disruptions

On October 13, 2021, CNH Industrial announced the temporary closure of several of its European agricultural, commercial vehicle and powertrain manufacturing facilities in response to ongoing disruptions to the procurement environment and shortages of core components, especially semiconductors. The global supply chain still shows increasing input costs and logistics pressures, with ongoing disruptions to the procurement environment forcing repeated reviews of production schedules. Critical conditions affecting the supply chain are expected to remain through the last quarter of the year and the Company can make no assurances that further temporary closures of its agricultural, commercial vehicle and powertrain manufacturing facilities will not be necessary.

Three Months Ended September 30, 2021 Compared to Three Months Ended September 30, 2020
Consolidated Results of Operations

	Three Months Ended September 30,
	2021	2020
	(in millions)
Revenues:
Net sales	$7,537	$6,107
Finance, interest and other income	435	385
Total Revenues	7,972	6,492
Costs and Expenses:
Cost of goods sold	6,235	5,178
Selling, general and administrative expenses	560	501
Research and development expenses	290	226
Restructuring expenses	22	7
Interest expense	143	161
Other, net	352	1,388
Total Costs and Expenses	7,602	7,461
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	370	(969)
Income tax (expense) benefit	(79)	15
Equity in income of unconsolidated subsidiaries and affiliates	38	22
Net income (loss)	329	(932)
Net income attributable to noncontrolling interests	6	10
Net income (loss) attributable to CNH Industrial N.V.	$323	$(942)
Revenues
We recorded revenues of $7,972 million for the three months ended September 30, 2021, an increase of 22.8% (up 22.0% on a constant currency basis) compared to the three months ended September 30, 2020. Net sales of Industrial Activities were $7,537 million in the three months ended September 30, 2021, an increase of 23.4% (up 22.7% on a constant currency basis) compared to the three months ended September 30, 2020, due to increases in all segments as a result of strong industry demand and price realization.
Cost of Goods Sold
Cost of goods sold were $6,235 million for the three months ended September 30, 2021 compared with $5,178 million for the three months ended September 30, 2020. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.7% in the three months ended September 30, 2021 (84.8% for the three months ended September 30, 2020), as a result of favorable fixed cost absorption partially offset by higher input costs.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $560 million during the three months ended September 30, 2021 (7.0% of total revenues), up $59 million compared to the three months ended September 30, 2020 (7.7% of total revenues) as expenses returned to more normal levels from the pandemic-affected low levels experienced last year.
Research and Development Expenses
For the three months ended September 30, 2021, research and development expenses were $290 million compared to $226 million for the three months ended September 30, 2020. The expense for the three months ended September 30, 2021 and 2020 was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the three months ended September 30, 2021 were $22 million, compared to $7 million for the three months ended September 30, 2020.

Interest Expense
Interest expense was $143 million for the three months ended September 30, 2021 compared to $161 million for the three months ended September 30, 2020. The interest expense attributable to Industrial Activities for the three months ended September 30, 2021, net of interest income and eliminations, was $55 million, compared to $63 million in the three months ended September 30, 2020.
Other, net
Other, net expenses were $352 million for the three months ended September 30, 2021 and include a pre-tax loss of $190 million ($188 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation, a pre-tax gain of $30 million ($23 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, separation costs in connection with the spin-off of the On-Highway business of $30 million and foreign exchange losses of $8 million. Other, net expenses were $1,388 million for the three months ended September 30, 2020 and included a pre-tax loss of $1,207 million from the remeasurement at fair value of the investment in Nikola Corporation and a pre-tax gain of $30 million ($22 million after-tax) due to the positive impact from the 2018 U.S. healthcare plan modification.
Income Taxes

	Three Months Ended September 30,
	2021	2020
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$370	$(969)
Income tax (expense) benefit	$(79)	$15
Effective tax rate	21.4%	1.5%
Income tax expense for the three months ended September 30, 2021 was $79 million compared to income tax benefit of $15 million for the three months ended September 30, 2020. The effective tax rates for the three months ended September 30, 2021 and 2020 were 21.4% and 1.5%, respectively. The 2021 effective tax rate was favorably impacted by changes to the Company’s expected geographic mix of pre-tax income and net discrete tax benefits. These favorable impacts were partially offset by the effect of the Nikola fair market value remeasurement loss being discretely taxed at a low rate in accordance with the applicable jurisdictional tax laws. The effective tax rate for the three months ended September 30, 2020 reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions, and the minimal discrete tax benefit related to the $1,207 million loss due to the remeasurement to fair value of the investment in Nikola Corporation, which was calculated in accordance with the applicable jurisdictional tax laws, the effects of which were partially offset by net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of certain deferred tax assets, primarily based on recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions.
Excluding the pre-tax and tax impacts of remeasuring to fair value of the investment in Nikola Corporation, restructuring charges, the Benefit Modification Amortization, charges for retiring certain debt, charges associated with the Company’s spin-off of its On-Highway business, charges for the pending acquisition of Raven Industries, and the gain from the sale of a 30.1% interest in Naveco, the effective tax rate was 13% for the three months ended September 30, 2021. Excluding the pre-tax and tax impacts of remeasuring the Company’s investment in Nikola Corporation, restructuring charges, the Benefit Modification Amortization, and the non-cash discrete tax benefits, the effective tax rate was 38% for the three months ended September 30, 2020.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $38 million and $22 million for the three months ended September 30, 2021 and 2020, respectively.
Net Income (Loss)
Net income was $329 million for the three months ended September 30, 2021, compared to a net loss of $932 million for the three months ended September 30, 2020. Net income for the three months ended September 30, 2021 included a pre-tax loss of $190 million ($188 million after-tax) due to the remeasurement to fair value of the investment in Nikola Corporation, a pre-tax gain of $30 million ($23 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, separation costs in connection with the spin-off of the On-Highway business of $30 million and restructuring expenses of $22 million ($13 million after-tax).

In the three months ended September 30, 2020, net loss included a pre-tax loss of $1,207 million ($1,192 million after-tax) due to the remeasurement to fair value of the investment in Nikola Corporation. Net loss also included a pre-tax gain of $30 million ($22 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, net discrete tax benefits of $82 million, as well as pre-tax restructuring expenses of $7 million ($6 million after-tax).
Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended September 30,
	2021	2020	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$3,563	$2,713	31.3%	30.3%
Construction	773	576	34.2%	33.5%
Commercial and Specialty Vehicles	2,879	2,371	21.4%	20.9%
Powertrain	953	909	4.8%	5.0%
Eliminations and other	(631)	(462)
Total Net sales of Industrial Activities	7,537	6,107	23.4%	22.7%
Financial Services	450	408	10.3%	8.8%
Eliminations and other	(15)	(23)
Total Revenues	$7,972	$6,492	22.8%	22.0%

	Three Months Ended September 30,
	2021	2020	$ Change	2021 Adj EBIT Margin	2020 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$415	$274	$141	11.6%	10.1%
Construction	21	(24)	45	2.7%	(4.2)%
Commercial and Specialty Vehicles	51	(7)	58	1.8%	(0.3)%
Powertrain	44	60	(16)	4.6%	6.6%
Unallocated items, eliminations and other	(62)	(65)	3
Total Adjusted EBIT of Industrial Activities	$469	$238	$231	6.2%	3.9%
Net sales of Industrial Activities were $7,537 million during the three months ended September 30, 2021, an increase of 23.4% compared to the three months ended September 30, 2020 (up 22.7% on a constant currency basis), due to increases in all segments as a result of higher volumes driven by strong industry demand, and price realization.
Adjusted EBIT of Industrial Activities was $469 million during the three months ended September 30, 2021, compared to an adjusted EBIT of $238 million during the three months ended September 30, 2020. The increase in adjusted EBIT was primarily attributable to year over year increases in Agriculture, Commercial and Specialty Vehicles and Construction segments.

Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:
Agriculture Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2021	2020	% Change
North America	$1,290	$937	37.7%
Europe	1,021	893	14.3%
South America	625	373	67.6%
Rest of World	627	510	22.9%
Total	$3,563	$2,713	31.3%
Agriculture's net sales totaled $3,563 million in the three months ended September 30, 2021, an increase of 31.3% compared to the three months ended September 30, 2020 (up 30.3% on a constant currency basis). Net sales increased mainly due to higher industry demand, better mix, and favorable price realization.
For the third quarter of 2021, worldwide industry unit sales were up in all key regions. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector and combines were up 29%. Industry volumes for under 140 hp tractors in North America were up 3%. European markets were up 5% and 55% for tractors and combines, respectively. In South America, tractor and combine demand increased 8% and 16%, respectively. In Rest of World, tractor demand decreased 7% and combine demand increased 28%.
Adjusted EBIT
Adjusted EBIT was $415 million in the three months ended September 30, 2021, an increase of $141 million compared to the three months ended September 30, 2020. The increase was driven by higher volume, favorable mix and positive price realization, partially offset by higher raw material and freight costs, as well as higher SG&A costs and R&D spend from the pandemic-affected low levels of the previous year. Adjusted EBIT margin was 11.6% (10.1% in the three months ended September 30, 2020).

Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:
Construction Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2021	2020	% Change
North America	$342	$269	27.1%
Europe	143	97	47.4%
South America	153	85	80.0%
Rest of World	135	125	8.0%
Total	$773	$576	34.2%
Construction's net sales totaled $773 million in the three months ended September 30, 2021, an increase of 34.2% compared to the three months ended September 30, 2020 (up 33.5% on a constant currency basis), as a result of higher volumes in all regions driven by industry demand, higher shipments to dealers and distributors and better price realization.
Global demand for construction equipment was flat compared to the third quarter of 2020, with Heavy sub-segment up 2% and Light sub-segment down 2%. Demand increased 10% in North America and in Europe and 86% in South America, but decreased 13% in Rest of World where our presence is more limited.

Adjusted EBIT
Adjusted EBIT was $21 million in the three months ended September 30, 2021, an increase of $45 million compared to the three months ended September 30, 2020. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher product costs related to raw material and freight costs. Adjusted EBIT margin was 2.7%.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:
Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2021	2020	% Change
North America	$26	$23	n.m.
Europe	2,228	1,922	15.9%
South America	285	140	103.6%
Rest of World	340	286	18.9%
Total	$2,879	$2,371	21.4%
n.m. - not meaningful
Commercial and Specialty Vehicles’ net sales totaled $2,879 million in the three months ended September 30, 2021, an increase of 21.4% compared to the three months ended September 30, 2020 (up 20.9% on a constant currency basis), primarily driven by higher truck volumes.
During the third quarter of 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 6% compared to the same period in 2020. In Europe, the Light Commercial Vehicles ("LCV") market (GVW 3.5-7.49 tons) decreased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 6%. In South America, new truck registrations (GVW ≥3.5 tons) increased 34% over the same period of 2020, with an increase of 34% in Brazil and an increase of 36% in Argentina. In Rest of World, new truck registrations increased by 6%.
In the third quarter of 2021, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.3%, up 1.8 percentage points ("p.p.") compared to the third quarter of 2020. Our market share in the South American truck market in the third quarter of 2021 was 10.7%, down 1.0 p.p. compared to the third quarter of 2020.
Commercial and Specialty Vehicles delivered approximately 36,300 vehicles (including buses and specialty vehicles) in the third quarter of 2021, up 27% compared to the third quarter of 2020. Volumes were 22% higher in LCV and 58% in M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were up 19% in Europe, and up 85% and 21% in South America and in Rest of World, respectively.
In the third quarter of 2021, the ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.87. In the third quarter of 2021, truck order intake in Europe increased 68% compared to the third quarter of 2020, with an increase of 61% and 89% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT was $51 million in the three months ended September 30, 2021, an increase of $58 million compared to the three months ended September 30, 2020). The improvement was driven by higher volumes and positive price realization, partially offset by higher raw material costs, as well as higher freight and rework costs due to components shortages. Adjusted EBIT margins was 1.8%.
Powertrain
Net Sales
Powertrain's net sales totaled $953 million in the three months ended September 30, 2021, an increase of 4.8% compared to the three months ended September 30, 2020 (up 5.0% on a constant currency basis), due to higher captive shipments and favorable mix, partially offset by lower sales volume to external customers. Sales to external customers accounted for 37% of total net sales (53% in the third quarter of 2020).

During the third quarter of 2021, Powertrain sold approximately 110,600 engines, a decrease of 10% compared to the third quarter of 2020. In terms of customers, 36% of engine units were supplied to Commercial and Specialty Vehicles, 20% to Agriculture, 8% to Construction and the remaining 36% to external customers. Additionally, Powertrain delivered approximately 14,400 transmissions and 43,200 axles, an increase of 20% and 37%, respectively, compared to the third quarter of 2020.
Adjusted EBIT
Adjusted EBIT was $44 million for the three months ended September 30, 2021, a decline of $16 million compared to the three months ended September 30, 2020. Favorable mix, positive price realization and lower quality costs were more than offset by unfavorable raw material costs, higher freight costs due to logistic constraints, and higher SG&A costs from the relatively low levels of the pandemic-affected previous year. Adjusted EBIT margin was 4.6% in the three months ended September 30, 2021.
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $450 million in the three months ended September 30, 2021, up 10.3% compared to the three months ended September 30, 2020 (up 8.8% on a constant currency basis), due to higher used equipment sales, higher average portfolios in EMEA and Rest of World, partially offset by lower average portfolio in North America due to a reduction in wholesale financing. Retail loan and leases originations were up 7.1% due to higher industrial sales.
Net Income
Net income of Financial Services was $118 million in the three months ended September 30, 2021, an increase of $62 million compared to the three months ended September 30, 2020, primarily due to lower risk costs, improved pricing, and higher recoveries on used equipment sales.
In the third quarter of 2021, retail loan originations, including unconsolidated joint ventures, were $2.7 billion, up $0.2 billion compared to the third quarter of 2020. The managed portfolio, including unconsolidated joint ventures, was $26.2 billion as of September 30, 2021 (of which retail was 67% and wholesale 33%), up $1.4 billion compared to September 30, 2020. Excluding the impact of currency translation, the managed portfolio increased $1.3 billion compared to the third quarter of 2020.
At September 30, 2021, the receivables balance greater than 30 days past due as a percentage of receivables was 1.9% (2.4% as of September 30, 2020).

Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended September 30,
	2021	2020
	(in millions)
Agriculture	$415	$274
Construction	21	(24)
Commercial and Specialty Vehicles	51	(7)
Powertrain	44	60
Unallocated items, eliminations and other	(62)	(65)
Total Adjusted EBIT of Industrial Activities	$469	$238
Financial Services Net Income	118	56
Financial Services Income Taxes	39	24
Interest expense of Industrial Activities, net of interest income and eliminations	(55)	(63)
Foreign exchange gains (losses), net of Industrial Activities	(8)	(17)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	34	29
Restructuring expense of Industrial Activities	(22)	(7)
Goodwill impairment charge	—	—
Other discrete items of Industrial Activities(2)	23	—
Nikola investment fair value adjustment	(190)	(1,207)
Income (loss) before taxes	$408	$(947)
Income tax (expense) benefit	(79)	15
Net income (loss)	$329	$(932)
(1) In the three months ended September 30, 2021 and 2020 this item includes the pre-tax gain of $30 million and $30 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2) In the three months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. This item also includes $30 million separation costs in connection with the spin-off of the Iveco Group business.

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020
Consolidated Results of Operations

	Nine Months Ended September 30,
	2021	2020
	(in millions)
Revenues:
Net sales	$23,070	$16,250
Finance, interest and other income	1,286	1,281
Total Revenues	24,356	17,531
Costs and Expenses:
Cost of goods sold	18,835	14,706
Selling, general and administrative expenses	1,722	1,511
Research and development expenses	882	643
Restructuring expenses	32	19
Interest expense	451	512
Goodwill Impairment charge	—	585
Other, net	650	290
Total Costs and Expenses	22,572	18,266
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,784	(735)
Income tax (expense) benefit	(424)	78
Equity in income of unconsolidated subsidiaries and affiliates	93	32
Net income (loss)	1,453	(625)
Net income attributable to noncontrolling interests	32	32
Net income (loss) attributable to CNH Industrial N.V.	$1,421	$(657)
Revenues
We recorded revenues of $24,356 million for the nine months ended September 30, 2021, an increase of 38.9% (up 34.4% on a constant currency basis) compared to the nine months ended September 30, 2020. Net sales of Industrial Activities were $23,070 million in the nine months ended September 30, 2021, an increase of 42.0% (up 37.2% on a constant currency basis) compared to the nine months ended September 30, 2020, due to increases in all segments, as a result of higher volumes driven by strong industry demand, and price realization.
Cost of Goods Sold
Cost of goods sold was $18,835 million for the nine months ended September 30, 2021, compared with $14,706 million for the nine months ended September 30, 2020. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.6% in the nine months ended September 30, 2021 (90.5% for the nine months ended September 30, 2020), as a result of favorable fixed cost absorption partially offset by higher input costs. In the nine months ended September 30, 2020, Cost of goods sold included impairment charges of $255 million and asset optimization charges of $282 million.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $1,722 million during the nine months ended September 30, 2021 (7.1% of total revenues), up $211 million compared to the nine months ended September 30, 2020 (8.6% of total revenues) as expenses returned to more normal levels from the low levels experienced last year.
Research and Development Expenses
For the nine months ended September 30, 2021, research and development expenses were $882 million, compared to $643 million for the nine months ended September 30, 2020. The expense for the nine months ended September 30, 2021 and 2020 was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
Restructuring expenses for the nine months ended September 30, 2021 were $32 million, compared to $19 million for the nine months ended September 30, 2020.
Interest Expense
Interest expense was $451 million for the nine months ended September 30, 2021, compared to $512 million for the nine months ended September 30, 2020. The interest expense attributable to Industrial Activities for the nine months ended September 30, 2021, net of interest income and eliminations, was $180 million compared to $181 million in the nine months ended September 30, 2020. In the nine months ended September 30, 2021, interest expense included a charge of $8 million related to the repurchase of €316 million (equivalent to $371 million) of outstanding notes due May 23, 2022 by CNH Industrial Finance Europe S.A.
Other, net
Other, net expenses were $650 million for the nine months ended September 30, 2021 and includes a pre-tax loss of $118 million ($117 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation, a pre-tax gain of $90 million ($68 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, separation costs in connection with the spin-off of the On-Highway business of $39 million and foreign exchange losses of $30 million. Other, net expenses were $290 million for the nine months ended September 30, 2020 and includes a pre-tax gain of $268 million ($265 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation and a pre-tax gain of $90 million ($68 million after-tax) due to the positive impact from the 2018 U.S. healthcare plan modification.
Income Taxes

	Nine Months Ended September 30,
	2021	2020
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,784	$(735)
Income tax (expense) benefit	$(424)	$78
Effective tax rate	23.8%	10.6%
Income tax expense for the nine months ended September 30, 2021 was $424 million compared to income tax benefit of $78 million for the nine months ended September 30, 2020. The effective tax rates for the nine months ended September 30, 2021 and 2020 were 23.8% and 10.6%, respectively. The 2021 effective tax rate was favorably impacted by changes to the Company’s expected geographic mix of pre-tax income and net discrete tax benefits. These favorable impacts were partially offset by the effect of the Nikola fair market value remeasurement loss being discretely taxed at a low rate in accordance with the applicable jurisdictional tax laws. The effective tax for the nine months ended September 30, 2020 reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s Construction segment, the effects of which were partially offset by the minimal discrete tax charge on the pre-tax income of $268 million due to the remeasurement to fair value of the investment in Nikola Corporation, which was calculated in accordance with the applicable jurisdictional tax laws, and the effect of net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of deferred tax assets, primarily based on recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions.
Excluding the pre-tax and tax impacts of remeasuring to fair value the investment in Nikola Corporation, restructuring charges, the Benefit Modification Amortization, charges for retiring certain debt, charges associated with the Company’s spin-off of the Iveco Group, charges for the pending acquisition of Raven Industries, and the gain from the sale of a 30.1% interest in Naveco, the effective tax rate was 22% for the nine months ended September 30, 2021. Excluding the pre-tax and tax impacts of remeasuring to fair value the investment in Nikola Corporation, the goodwill impairment charge related to the Construction segment, asset optimization charges, impairment charges to other assets, restructuring charges, the Benefit Modification Amortization, and charges taken due to actions included in the "Transform2Win" strategy, the effective tax rate was 149% for the nine months ended September 30, 2020.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $93 million and $32 million for the nine months ended September 30, 2021 and 2020, respectively.

Net Income (Loss)
Net income was $1,453 million for the nine months ended September 30, 2021, compared to net loss of $625 million for the nine months ended September 30, 2020. Net income for the nine months ended September 30, 2021 included a pre-tax loss of $118 million ($117 million after-tax) due to the remeasurement to fair value of the investment in Nikola Corporation, a pre-tax gain of $90 million ($68 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, separation costs in connection with the spin-off of the On-Highway business of $39 million and restructuring expenses of $32 million ($21 million after-tax).
In the nine months ended September 30, 2020, net loss included a pre-tax gain of $268 million due to the remeasurement to fair value of the investment in Nikola Corporation. Net loss also included a non-cash, pre- and after-tax goodwill impairment charge of $585 million related to Construction, other assets pre-tax impairment charges of $255 million ($214 million after-tax), other asset optimization pre-tax charges of $282 million ($227 million after-tax) partially offset by net discrete tax benefits of $82 million. Furthermore, net loss included a pre-tax gain of $90 million ($68 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification.
Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Nine Months Ended September 30,
	2021	2020	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$10,571	$7,498	41.0%	37.8%
Construction	2,237	1,418	57.8%	55.6%
Commercial and Specialty Vehicles	8,904	6,131	45.2%	38.4%
Powertrain	3,474	2,425	43.3%	35.4%
Eliminations and other	(2,116)	(1,222)
Total Net sales of Industrial Activities	23,070	16,250	42.0%	37.2%
Financial Services	1,337	1,338	(0.1)%	(1.8)%
Eliminations and other	(51)	(57)
Total Revenues	$24,356	$17,531	38.9%	34.4%

	Nine Months Ended September 30,
	2021	2020	$ Change	2021 Adj EBITDA Margin	2020 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$1,396	$501	$895	13.2%	6.7%
Construction	70	(194)	264	3.1%	(13.7)%
Commercial and Specialty Vehicles	227	(219)	446	2.5%	(3.6)%
Powertrain	233	123	110	6.7%	5.1%
Unallocated items, eliminations and other	(213)	(179)	(34)
Total Adjusted EBIT of Industrial Activities	$1,713	$32	$1,681	7.4%	0.2%
Net sales of Industrial Activities were $23,070 million during the nine months ended September 30, 2021, an increase of 42.0% compared to the nine months ended September 30, 2020 (up 37.2% on a constant currency basis), due to higher volumes driven by strong industry demand, together with favorable price realization.
Adjusted EBIT of Industrial Activities was $1,713 million during the nine months ended September 30, 2021, compared to an adjusted EBIT of $32 million during the nine months ended September 30, 2020. The increase in adjusted EBIT was primarily attributable to all segments being up year over year.

Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:
Agriculture Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2021	2020	% Change
North America	$3,634	$2,662	36.5%
Europe	3,446	2,613	31.9%
South America	1,589	975	63.0%
Rest of World	1,902	1,248	52.4%
Total	$10,571	$7,498	41.0%
Agriculture's net sales totaled $10,571 million in the nine months ended September 30, 2021, with an increase of 41.0% compared to the nine months ended September 30, 2020 (up 37.8% on a constant currency basis). The increase was due to higher industry demand, better mix, and favorable price realization.
For the nine months ended September 30, 2021, worldwide industry unit sales for tractors were up 22% compared to the nine months ended September 30, 2020, while worldwide industry sales for combines were up 23%. In North America, industry volumes in the over 140 hp tractor market sector were up 31% and combines were up 20%. Industry volumes for under 140 hp tractors in North America were up 12%. European markets were up 19% and 21% for tractors and combines, respectively. In South America, the tractor market increased 24% and the combine market increased 28%. Rest of World markets increased 25% and 22% for tractors and combines, respectively.
Adjusted EBIT
Adjusted EBIT was $1,396 million in the nine months ended September 30, 2021, an increase of $895 million compared to the nine months ended September 30, 2020. The increase was driven by higher volumes, favorable mix, and positive price realization, partially offset by higher raw material and freight costs, and SG&A and R&D spend returning to more normal levels from the low levels experienced in the previous year. Adjusted EBIT margin was 13.2% (6.7% in the nine months ended September 30, 2020).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:
Construction Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2021	2020	% Change
North America	$994	$600	65.7%
Europe	443	277	59.9%
South America	359	222	61.7%
Rest of World	441	319	38.2%
Total	$2,237	$1,418	57.8%
Construction's net sales totaled $2,237 million in the nine months ended September 30, 2021, an increase of 57.8% compared to the nine months ended September 30, 2020 (up 55.6% on a constant currency basis), as a result of higher volumes driven by industry demand, higher shipments to dealers, and better price realization.
Global demand in construction equipment increased in both Heavy and Light sub-segments, with Heavy up 23% and Light up 19%. Demand increased 24% in North America, 21% in Europe, 91% in South America and 16% in Rest of World.

Adjusted EBIT
Adjusted EBIT was $70 million in the nine months ended September 30, 2021, an increase of $264 million increase compared to the nine months ended September 30, 2020. The improvement was due to favorable volume and mix, positive price realization, and positive fixed cost absorption, partially offset by higher raw material and freight costs. Adjusted EBIT margin was 3.1%.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:
Commercial and Specialty Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2021	2020	% Change
North America	$76	$51	n.m.
Europe	7,020	4,944	42.0%
South America	772	371	108.1%
Rest of World	1,036	764	35.6%
Total	$8,904	$6,130	45.2%
n.m. - not meaningful
Commercial and Specialty Vehicles’ net sales totaled $8,904 million in the nine months ended September 30, 2021, an increase of 45.2% compared to the nine months ended September 30, 2020 (up 38.4% on a constant currency basis), primarily driven by higher truck volumes.
During the nine months ended September 30, 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 19% compared to the same period in 2020. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 16% and the M&H truck market (GVW ≥7.5 tons) increased 26%. In South America, new truck registrations (GVW ≥3.5 tons) increased 45% over the same period of 2020, with an increase of 44% and 53% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations increased by 23%.
In the nine months ended September 30, 2021, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.7%, up 1.5 p.p. compared to the nine months ended September 30, 2020. In the nine months ended September 30, 2021, trucks' market share in South America was 10.2%, up 0.5 p.p. compared to the nine months ended September 30, 2020.
In the nine months ended September 30, 2021, Commercial and Specialty Vehicles delivered approximately 118,700 vehicles (including buses and specialty vehicles), representing a 59% increase compared to the same period of 2020. Further, volumes were up 65% in LCV and M&H truck segments, and Commercial and Specialty Vehicles’ deliveries increased 56% in Europe, 95% in South America, and 48% in Rest of World.
Adjusted EBIT
Adjusted EBIT was $227 million in the nine months ended September 30, 2021 (up $446 million compared to the nine months ended September 30, 2020). The improvement was due to favorable volumes and mix, and positive price realization, partially offset by higher material costs, component availability, and SG&A and R&D spend returning to more normal levels of spend from the low levels experienced in the prior year. Adjusted EBIT margin was 2.5%.
Powertrain
Net Sales
Powertrain's net sales totaled $3,474 million in the nine months ended September 30, 2021, an increase of 43.3% compared to the nine months ended September 30, 2020 (up 35.4% on a constant currency basis), due to higher sales volume driven by stronger captive demand. Sales to external customers accounted for 42% of total net sales (53% in the nine months ended September 30, 2020).

During the nine months ended September 30, 2021, Powertrain sold approximately 430,100 engines, an increase of 31% compared to the nine months ended September 30, 2020. In terms of customers, 31% of engine units were supplied to Commercial and Specialty Vehicles, 16% to Agriculture, 6% to Construction and the remaining 47% to external customers. Additionally, Powertrain delivered approximately 52,500 transmissions, an increase of 68% compared to the nine months ended September 30, 2020, and approximately 152,100 axles, an increase of 68% compared to the nine months ended September 30, 2020.
Adjusted EBIT
Adjusted EBIT was $233 million for the nine months ended September 30, 2021, up $110 million compared to the nine months ended September 30, 2020). The increase was mainly due to favorable volume and mix, partially offset by higher raw material and freight costs, while SG&A and R&D spend returned to a pre-COVID level of spend. Adjusted EBIT margin was 6.7% in the nine months ended September 30, 2021 (5.1% in the nine months ended September 30, 2020).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $1,337 million in the nine months ended September 30, 2021, a decline of 0.1% compared to the nine months ended September 30, 2020 (down 1.8% on a constant currency basis), primarily due to lower average portfolio in North America, offset by positive impact from currency translation and higher average portfolios in Europe and Rest of World.
Net Income
Net income of Financial Services was $308 million in the nine months ended September 30, 2021, an increase of $119 million compared to the nine months ended September 30, 2020, primarily as a result of lower risk costs, improved pricing, and higher recoveries on used equipment sales, partially offset by SG&A expense returning to normalized levels and higher income tax expense.
In the nine months ended September 30, 2021, retail loan originations, including unconsolidated joint ventures, were $8.1 billion, up $1.0 billion compared to the nine months ended September 30, 2020. The managed portfolio, including unconsolidated joint ventures, was $26.2 billion as of September 30, 2021 (of which retail was 67% and wholesale 33%), up $1.4 billion compared to September 30, 2020 (up $1.3 billion on a constant currency basis).
At September 30, 2021, the receivables balance greater than 30 days past due as a percentage of receivables was 1.9% (2.4% as of September 30, 2020).

Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Nine Months Ended September 30,
	2021	2020
	(in millions)
Agriculture	$1,396	$501
Construction	70	(194)
Commercial and Specialty Vehicles	227	(219)
Powertrain	233	123
Unallocated items, eliminations and other	(213)	(179)
Total Adjusted EBIT of Industrial Activities	$1,713	$32
Financial Services Net Income	308	189
Financial Services Income Taxes	102	74
Interest expense of Industrial Activities, net of interest income and eliminations	(180)	(181)
Foreign exchange gains (losses), net of Industrial Activities	(30)	(22)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	104	85
Restructuring expense of Industrial Activities	(32)	(19)
Goodwill impairment charge	—	(585)
Other discrete items of Industrial Activities(2)	10	(544)
Nikola investment fair value adjustment	(118)	268
Income (loss) before taxes	$1,877	$(703)
Income tax (expense) benefit	(424)	78
Net income (loss)	$1,453	$(625)
(1) In the nine months ended September 30, 2021 and 2020 this item includes the pre-tax gain of $90 million and $90 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2) In the nine months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. This item also includes $39 million separation costs in connection with the spin-off of the Iveco Group business. In the nine months ended September 30, 2020, this item mainly included impairment of intangible and other long-lived asset optimization assets, as well as asset optimization charges.

Supplemental Information
The operations, key financial measures, and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. This supplemental data is as follows:
Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business.
Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

	Statement of Operations
	Three Months Ended September 30, 2021					Three Months Ended September 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Revenues
Net sales	$7,537	$—	$—		$7,537	$6,107	$—	$—		$6,107
Finance, interest and other income	17	450	(32)	(2)	435	15	408	(38)	(2)	385
Total Revenues	$7,554	$450	$(32)		$7,972	$6,122	$408	$(38)		$6,492
Costs and Expenses
Cost of goods sold	$6,235	$—	$—		$6,235	$5,178	$—	$—		$5,178
Selling, general & administrative expenses	518	42	—		560	429	72	—		501
Research and development expenses	290	—	—		290	226	—	—		226
Restructuring expenses	22	—	—		22	7	—	—		7
Interest expense	72	103	(32)	(3)	143	78	121	(38)	(3)	161
Other, net	196	156	—		352	1,245	143	—		1,388
Total Costs and Expenses	$7,333	$301	$(32)		$7,602	$7,163	$336	$(38)		$7,461
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	221	149	—		370	(1,041)	72	—		(969)
Income tax (expense) benefit	(40)	(39)	—		(79)	39	(24)	—		15
Equity income of unconsolidated subsidiaries and affiliates	30	8	—		38	14	8	—		22
Net income (loss)	$211	$118	$—		$329	$(988)	$56	$—		$(932)
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Statement of Operations
	Nine Months Ended September 30, 2021					Nine Months Ended September 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Revenues
Net sales	$23,070	$—	$—		$23,070	$16,250	$—	$—		$16,250
Finance, interest and other income	50	1,337	(101)	(2)	1,286	43	1,338	(100)	(2)	1,281
Total Revenues	$23,120	$1,337	$(101)		$24,356	$16,293	$1,338	$(100)		$17,531
Costs and Expenses
Cost of goods sold	$18,835	$—	$—		$18,835	$14,706	$—	$—		$14,706
Selling, general & administrative expenses	1,584	138	—		1,722	1,289	222	—		1,511
Research and development expenses	882	—	—		882	643	—	—		643
Restructuring expenses	32	—	—		32	19	—	—		19
Interest expense	230	322	(101)	(3)	451	224	388	(100)	(3)	512
Goodwill impairment charge						585	—	—		585
Other, net	163	487	—		650	(195)	485	—		290
Total Costs and Expenses	$21,726	$947	$(101)		$22,572	$17,271	$1,095	$(100)		$18,266
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,394	390	—		1,784	(978)	243	—		(735)
Income tax (expense) benefit	(322)	(102)	—		(424)	152	(74)	—		78
Equity income of unconsolidated subsidiaries and affiliates	73	20	—		93	12	20	—		32
Net income (loss)	$1,145	$308	$—		$1,453	$(814)	$189	$—		$(625)
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Balance Sheets
	September 30, 2021					December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
ASSETS
Cash and cash equivalents	$6,229	$920	—		$7,149	$8,017	$768	$—		$8,785
Restricted cash	126	639	—		765	99	745	—		844
Trade receivables, net	440	20	(21)	(2)	439	508	23	(25)	(2)	506
Financing receivables, net	1,003	19,041	(2,101)	(3)	17,943	902	19,428	(1,873)	(3)	18,457
Inventories, net	7,657	30	—		7,687	5,981	41	—		6,022
Property, plant and equipment, net	4,555	1	—		4,556	4,922	1	—		4,923
Investments in unconsolidated subsidiaries and affiliates	336	242	—		578	256	273	—		529
Investments at fair value through profit and loss	274	—	—		274	392	—	—		392
Equipment under operating leases	67	1,784	—		1,851	65	1,913	—		1,978
Goodwill, net	1,762	156	—		1,918	1,767	157	—		1,924
Other intangible assets, net	759	17	—		776	755	17	—		772
Deferred tax assets	1,387	166	(178)	(4)	1,375	1,422	189	(160)	(4)	1,451
Derivative assets	106	68	(15)	(5)	159	103	76	(19)	(5)	160
Other assets	2,177	171	(125)	(2)	2,223	1,919	172	(115)	(2)	1,976
TOTAL ASSETS	$26,878	$23,255	$(2,440)		$47,693	$27,108	$23,803	$(2,192)		$48,719
LIABILITIES AND EQUITY
Debt	6,787	19,063	(2,101)	(3)	23,749	8,288	19,638	(1,873)	(3)	26,053
Trade payables	6,127	167	(21)	(2)	6,273	6,167	220	(30)	(2)	6,357
Deferred tax liabilities	11	261	(178)	(4)	94	14	258	(160)	(4)	112
Pension, postretirement and other postemployment benefits	1,406	21	—		1,427	1,597	20	—		1,617
Derivative liabilities	108	38	(15)	(5)	131	102	56	(19)	(5)	139
Other liabilities	9,153	699	(125)	(2)	9,727	8,842	680	(110)	(2)	9,412
TOTAL LIABILITIES	$23,592	$20,249	$(2,440)		$41,401	$25,010	$20,872	$(2,192)		$43,690
Redeemable noncontrolling interest	47	—	—		47	40	—	—		40
Equity	3,239	3,006	—		6,245	2,058	2,931	—		4,989
TOTAL LIABILITIES AND EQUITY	$26,878	$23,255	$(2,440)		$47,693	$27,108	$23,803	$(2,192)		$48,719
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3) Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4) Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5) Elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

	Cash Flow Statements
	Nine Months Ended September 30, 2021					Nine Months Ended September 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Operating activities:
Net income (loss)	$1,145	$308	$—		$1,453	$(814)	$189	$—		$(625)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	450	2	—		452	458	2	—		460
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	203	202	—		405	198	192	—		390
(Gain) Loss on disposal of assets	(43)	—	—		(43)	6	—	—		6
Loss on repurchase of notes	8	—	—		8	—	—	—		—
Undistributed income (loss) of unconsolidated subsidiaries	170	(20)	(162)	(2)	(12)	150	(20)	(130)	(2)	—
Goodwill impairment charge	—	—	—		—	585	—	—		585
Other non-cash items	199	19	—		218	162	114	—		276
Changes in operating assets and liabilities:
Provisions	133	32	—		165	(152)	25	—		(127)
Deferred income taxes	(10)	1	—		(9)	(237)	(8)	—		(245)
Trade and financing receivables related to sales, net	59	395	(1)	(3)	453	(36)	1,780	1	(3)	1,745
Inventories, net	(1,789)	312	—		(1,477)	418	335	—		753
Trade payables	178	(53)	5	(3)	130	(525)	(20)	2	(3)	(543)
Other assets and liabilities	120	33	(4)	(3)	149	80	11	(3)	(3)	88
Net cash provided by operating activities	$823	$1,231	$(162)		$1,892	$293	$2,600	$(130)		$2,763
Investing activities:
Additions to retail receivables	—	(3,704)	—		(3,704)		(3,235)			(3,235)
Collections of retail receivables	—	3,335	—		3,335		2,959			2,959
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	16	—	—		16	3	—	—		3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(361)	(3)	—		(364)	(228)	(1)	—		(229)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(511)	(377)	—		(888)	(333)	(428)	—		(761)
Other(4)	29	(23)	13	(4)	19	(549)	259	9	(4)	(281)
Net cash used in investing activities	$(827)	$(772)	$13		$(1,586)	$(1,107)	$(446)	$9		$(1,544)
Financing activities:
Proceeds from long-term debt	65	8,736	—		8,801	624	6,886	—		7,510
Payments of long-term debt	(1,237)	(8,797)	—		(10,034)	(18)	(7,767)	—		(7,785)
Net increase (decrease) in other financial liabilities	(101)	(174)	—		(275)	1,423	(1,000)	—		423
Dividends paid	(184)	(162)	162	(2)	(184)	(4)	(130)	130	(2)	(4)
Other	—	13	(13)	(4)	—	—	9	(9)	(4)	—
Net cash provided by (used in) financing activities	$(1,457)	$(384)	$149		$(1,692)	$2,025	$(2,002)	$121		$144
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(300)	(29)	—		(329)	26	(29)	—		(3)
Increase (decrease) in cash and cash equivalents and restricted cash	$(1,761)	$46	$—		$(1,715)	$1,237	$123	$—		$1,360
Cash and cash equivalents and restricted cash, beginning of year	8,116	1,513	—		9,629	4,527	1,246	—		5,773
Cash and cash equivalents and restricted cash, end of year	$6,355	$1,559	$—		$7,914	$5,764	$1,369	$—		$7,133

(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3) This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4) This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.
B. LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
During the nine months ended September 30, 2021, consolidated cash, cash equivalents and restricted cash decreased by $1,715 million primarily due to Bond debt repayment of $1.3 billion (including $0.4 billion of notes repurchase), net other debt repayment of $1.2 billion, dividends paid of $0.2 billion, and $0.3 billion in translation exchange differences, partially offset by $1.0 billion in new Capital bonds issuance.
At September 30, 2021, Cash and cash equivalents and Restricted cash were $7,149 million ($8,785 million at December 31, 2020) and $765 million ($844 million at December 31, 2020), respectively. Undrawn medium-term unsecured committed facilities were $5.3 billion ($6.1 billion at December 31, 2020) and other current financial assets were $224 million ($94 million at December 31, 2020). At September 30, 2021, the aggregate of Cash and cash equivalents, Restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "available liquidity"), totaled $13,476 million ($15,871 million at December 31, 2020).
Net Cash from Operating Activities
Cash provided by operating activities in the nine months ended September 30, 2021 totaled $1,892 million and primarily comprised the following elements:
▪$1,453 million net income;
▪plus $857 million in non-cash charges for depreciation and amortization ($452 million excluding assets sold with buy back commitments and equipment on operating leases);
▪plus $218 million in Other non-cash items primarily due to the remeasurement at fair value of the investment in Nikola Corporation, share based payments, write downs of assets under operating leases, and assets sold under buyback commitments.
▪plus change in provisions of $165 million;
▪less $745 million in change in working capital.
In the nine months ended September 30, 2020, cash provided by operating activities was $2,763 million primarily as a result of $2,043 million related to working capital improvements due to cash preservation measures, $850 million in non-cash charges for depreciation, and $585 million in non-cash goodwill impairment, offset by the net loss of $625 million.
Net Cash from Investing Activities
Net cash used in investing activities was $1,586 million in the nine months ended September 30, 2021 and was primarily due to expenditures for assets under operating leases and assets sold under buyback commitments ($888 million), additions to retail receivables ($369 million), and expenditures for Property, Plant, and Equipment and intangible assets ($364 million).
For the nine months ended September 30, 2020, cash used in investing activities ($1,544 million) was primarily due to expenditures for assets under operating leases and assets sold under buyback commitments ($761 million), expenditures for Property, Plant, and Equipment and intangible assets ($229 million) and net additions to retail receivables ($276 million).
Net Cash from Financing Activities
Net cash used in financing activities was $1,692 million in the nine months ended September 30, 2021 compared to $144 million provided by financing activities in the nine months ended September 30, 2020. Net cash used in and provided by financing activities for the nine months ended September 30, 2021 and 2020 was primarily due to the changes in debt.

Debt
Our consolidated debt as at September 30, 2021 and December 31, 2020 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	(in millions)
Total Debt	$(23,749)	$(26,053)	$(6,787)	$(8,288)	$(19,063)	$(19,638)
A summary of total debt as of September 30, 2021 and December 31, 2020, is as follows:

	September 30, 2021			December 31, 2020
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$5,277	$3,685	$8,962	$6,366	$3,216	$9,582
Asset-backed debt	—	10,724	10,724	—	11,922	11,922
Other debt	360	3,703	4,063	905	3,644	4,549
Intersegment debt	1,150	951	—	1,017	856	—
Total Debt	$6,787	$19,063	$23,749	$8,288	$19,638	$26,053

A summary of issued bonds outstanding as of September 30, 2021 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	87
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	427
CNH Industrial Finance Europe S.A. (1)	EUR	750	0.000%	April 1, 2024	868
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	752
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	116
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	579
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	695
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	58
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	579
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	58
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(42)
Total Industrial Activities					$5,277
Financial Services
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	126
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital Australia Pty Ltd.	AUD	200	1.750%	July 8, 2024	144
CNH Industrial Capital Australia Pty Ltd.	AUD	50	1.750%	July 8, 2024	36
CNH Industrial Capital Canada Ltd	CAD	300	1.500%	October 1, 2024	235
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
Hedging effects, bond premium/discount, and unamortized issuance costs					13
Total Financial Services					$3,685
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.

The calculation of Net Debt as at September 30, 2021 and December 31, 2020 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	(in millions)
Third party (debt)	$(23,749)	$(26,053)	$(5,637)	$(7,271)	$(18,112)	$(18,782)
Intersegment notes payable	—	—	(1,150)	(1,017)	(951)	(856)
Total (Debt)(1)	(23,749)	(26,053)	(6,787)	(8,288)	(19,063)	(19,638)
Cash and cash equivalents	7,149	8,785	6,229	8,017	920	768
Restricted cash	765	844	126	99	639	745
Intersegment notes receivable	—	—	951	856	1,150	1,017
Other current financial assets(2)	224	94	224	94	—	—
Derivatives hedging debt	—	8	—	8	—	—
Net Cash (Debt)(3)	$(15,611)	$(16,322)	$743	$786	$(16,354)	$(17,108)
(1)    Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,150 million and $1,017 million as of September 30, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $951 million and $856 million as of September 30, 2021 and December 31, 2020, respectively.
(2)    This item includes short-term deposits and investments towards high-credit rating counterparties.
(3)    The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $199 million and $161 million as of September 30, 2021 and December 31, 2020, respectively.
Excluding positive exchange rate differences effect of $655 million, Net Debt at September 30, 2021 decreased by $56 million compared to December 31, 2020.
The following table shows the change in Net Cash (Debt) of Industrial Activities for the nine months ended September 30, 2021 and 2020:

(in millions)	2021	2020
Net Cash (Debt) of Industrial Activities at beginning of period	$786	$(854)
Adjusted EBIT of Industrial Activities	1,713	32
Depreciation and amortization	450	458
Depreciation of assets under operating leases and assets sold with buy-back commitments	203	198
Cash interest and taxes	(438)	(198)
Changes in provisions and similar(1)	91	(385)
Change in working capital	(1,715)	(136)
Operating cash flow of Industrial Activities	304	(31)
Investments in property, plant and equipment, and intangible assets(2)	(361)	(228)
Other changes	(34)	(180)
Free Cash Flow of Industrial Activities	(91)	(439)
Capital increases and dividends	(184)	(4)
Currency translation differences and other(3)	232	(247)
Change in Net Cash (Debt) of Industrial Activities	(43)	(690)
Net Cash (Debt) of Industrial Activities at end of period	$743	$(1,544)

(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3)    In the nine months ended September 30, 2021, this item also includes the charge of $8 million related to the repurchase of Notes.

For the nine months ended September 30, 2021, the Free Cash Flow of Industrial Activities was a negative $91 million primarily due to an increase in working capital exacerbated by supply chain disruptions in the latter part of the quarter, partially offset by a positive Adjusted EBIT performance.

The following table shows the change in Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities for the nine months ended September 30, 2021 and 2020:

(in millions)	2021	2020
Net cash provided by (used in) Operating Activities	$1,892	$2,763
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(1,069)	(2,470)
Change in derivatives hedging debt of Industrial Activities and other	(8)	9
Investments in assets sold under but-back commitments and operating lease assets of Industrial Activities	(511)	(333)
Operating cash flow of Industrial Activities	304	(31)
Investments in property, plant, and equipment, and intangible assets of Industrial Activities	(361)	(228)
Other changes (1)	(34)	(180)
Free Cash Flow of Industrial Activities	$(91)	$(439)
(1)    This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $103 million outstanding at September 30, 2021 ($112 million at December 31, 2020).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025.
Available committed unsecured facilities expiring after twelve months amounted to approximately $5.3 billion at September 30, 2021 ($6.1 billion at December 31, 2020). Total committed secured facilities expiring after twelve months amounted to approximately $2.7 billion at September 30, 2021 ($3.9 billion at December 31, 2020), of which $0.4 billion was available at September 30, 2021 ($0.2 billion at December 31, 2020).
In March 2021, CNH Industrial Finance Europe S.A. repurchased all its outstanding notes due May 23, 2022 equaling €316 million (approximately $371 million) through the exercise of a make whole option.
In May 2021, CNH Industrial Capital LLC issued $600 million of notes at a semi-annual fixed rate of 1.450% due in July 2026, with an issue price of 99.208% of their principal.
In July 2021, CNH Industrial Capital Australia Pty. Limited issued AUD200 million of 1.75% notes due in 2024 at an issue price of 99.863% of their principal.
In September 2021, CNH Industrial Capital Australia Pty. Limited issued AUD50 million of 1.75% notes due in 2024 at an issue price of 101.069% of their principal amount.
In September 2021, CNH Industrial Capital Canada Ltd issued CAD$300 million of notes at a semi-annual fixed rate of 1.50% due in July 2026, with an issue price of 99.936% of their principal.
The Company will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of March and the demonstrated access to the financial markets, the Company believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures; including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise.
The impact of COVID-19 has already exacerbated, and is expected to further exacerbate, all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Additional factors could cause actual results to differ from those express or implied by the forward-looking statements included in the Company’s filings with the SEC (including, but not limited to, the factors discussed in our annual report on Form 20-F and quarterly reports submitted on Form 6-K).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
There have been no material changes from the risk factors previously disclosed in our annual report on Form 20-F for the year ended December 31, 2020. The risks described in the most recent annual report on Form 20-F, and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company did not purchase any of its equity securities during the third quarter of 2021.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.